SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 26, 2012

I. Date, Time and Place: Held on June 26, 2012, at 02:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room (“Company”), Jardim Aeroporto, São Paulo, SP. II. Attendance: All the members of the Board of Directors of the Company. III. Calling: Waived, due to the attendance of all the members of the Board of Directors. IV. Chairmanship of the Meeting: Chairman: Mr. Henrique Constantino, who invited me, Claudia Karpat, to act as secretary of the meeting. V. Agenda: To adopt resolutions on the following matters: (a)  presentation the Committees of the Company; (b)  change of de composition for Risk Committee and Financial Policies Committee of the Company; and (c)  the granting of guarantee by the Company.  VI. Resolutions Made: After the necessary explanations were provided, the following resolutions were approved by unanimous vote: (a)  presentations of Risk Committee and  Financial Policies Committee, which presented the activities performed so far, as well as main projects until the end of the exercise; and (b) receipt of the resignation of MR. HENRIQUE CONSTANTINO and election of MR. PAULO SERGIO KAKINOFF, Brazilian, single, business administrator, bearer of the identity RG n° 25.465.939-1 and inscribe on CPF n° 194.344.518-41, to to be member of the Risk Committee and the Financial Policies Committee until the next elections of the Committees, at March 26, 2013; and (c)  according to Article 16, 'l', of the Bylaws, authorize the granting of guarantees by the Company to VRG Linhas Aereas S.A. (“VRG”), a subsidiary of the Company, in securing compliance with the obligations undertaken by VRG in the Participation Agreement (“Participation Agreement”) to be entered into with JPMorgan Chase Bank. VII.  Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

São Paulo, June 26, 2012.

Henrique Constantino Chairman	Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.